Exhibit 99.1

Background of the Exchange Offer

Under previous management, we incurred substantial leverage to increase capacity, which ultimately outpaced demand in Colombia and our other principal markets, resulting in an unsustainable level of debt service. We have also been denied meaningful access to the capital markets since the public disclosure of defaults under the United Loan Agreement (as defined below) by Synergy Aerospace Corp. (“Synergy”), our previously controlling shareholder, which triggered cross-defaults under certain of our indebtedness and ratings downgrades in mid-May 2019 and July 2019.

The foregoing over-leveraging and ratings downgrades, together with other factors contributing to our financial distress, have prevented us from consummating certain anticipated transactions that we expected would have resulted in a significant improvement in our liquidity. Additionally, the foregoing events severely impacted our efforts to refinance near-term maturities of existing debt and our ability to finance capital expenditures.

On August 14, 2019, as part of the Re-profiling Plan (the “Re-profiling Plan”), the Company announced its Exchange Offer of any and all of the outstanding Existing Notes for new Secured Notes and the solicitation (the “Solicitation”) of consents (the “Consents”) from the holders of Existing Notes to effect certain proposed amendments and waivers (the “Proposed Amendments”) to the indenture under which the Existing Notes were issued (the “Existing Indenture”), including eliminating substantially all of the restrictive covenants and events of default and related provisions.

We believe the Re-profiling Plan is necessary to improve our liquidity and financial position while we implement the terms of our previously announced Avianca 2021 strategic plan, which we further describe below. Concurrently with the Exchange Offer and the Solicitation, we intend to continue negotiating with most of our creditors for a deferral of principal and lease payments for a period of up to nine months with respect to an aggregate of approximately U.S.$270.0 million in obligations, including outstanding secured and unsecured indebtedness, as well as lease payment obligations, all of which we would intend to ultimately repay in full (the foregoing deferral and restructuring, the “Re-profiling”). Additionally, we are currently discussing with certain of our stakeholders, Kingsland Holdings Limited (“Kingsland”) and United Airlines, Inc. (“United”), the terms of a new convertible debt (secured or unsecured) or equity financing of not less than U.S.$250 million, of which at least U.S.$200 million shall be provided by United and Kingsland, subject to conditions to be determined, which will include consummation of the Re-profiling Plan to their satisfaction.

Background of Current Ownership Structure

On November 9, 2018, Synergy, which was then our controlling shareholder and which, in turn, is indirectly controlled by Mr. José Efromovich and his brother Germán Efromovich, transferred a number of our common shares, comprising 78.1% of our voting share capital, to BRW Aviation LLC, a Delaware limited liability company (“BRW”). BRW is owned by BRW Aviation Holding LLC, a Delaware limited liability company (“BRW Holding”), which is wholly owned by Synergy.

On November 29, 2018, BRW, as borrower, and BRW Holding, as guarantor, entered into a loan agreement (the “United Loan Agreement”) with United, as lender, and Wilmington Trust, National Association, as administrative and collateral agent (“Wilmington Trust”). In connection with such loan, BRW pledged to Wilmington Trust, for the benefit of United, all of the common shares of Avianca Holdings owned by BRW (which represented 78.1% of our voting share capital) as security for BRW’s obligations under the United Loan Agreement (the “Pledged Shares”).

Following defaults by BRW under the United Loan Agreement (unrelated to any financial covenants applicable to Avianca Holdings), on May 24, 2019, United commenced the exercise of certain remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as an independent third party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the Pledged Shares. Following the foregoing transactions, Kingsland appointed itself as BRW’s manager. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the Pledged Shares), Kingsland assumed voting control over Avianca Holdings. Subsequently, certain members of our board of directors, including José Efromovich and Germán Efromovich, were replaced by our current directors.

Adoption by the New Board of the “Avianca 2021” Strategic Plan and Changes in Senior Management

Our new board of directors adopted a transformation plan, which we refer to as the “Avianca 2021” strategic plan, designed to improve operational efficiencies, strengthen our financial position and liquidity, and improve our results of operations.

As a first objective, our board of directors appointed a new executive management team led by Mr. Anko van der Werff, as Chief Executive Officer, and Mr. Adrian Neuhauser, as Chief Financial Officer. Our board of directors also modified our strategy to focus on Bogotá as our primary strategic hub, as well as to focus on our overall profitability and cost-efficiency, deleveraging our balance sheet and revising our aircraft fleet plans. As part of our new strategy, we expect to continue our growth at a measured pace while reducing overall complexity in our fleet, network and corporate operations. We plan to address overcapacity through aircraft sales, which we expect will provide added liquidity.

Our Avianca 2021 strategic plan also includes the completion of our Re-profiling Plan.

Our Avianca 2021 strategic plan focuses on our key strengths, which we believe include our Bogotá hub, the LifeMiles loyalty program, which currently has over 9 million members, and our key strategic partners, including Kingsland and United, membership in the Star Alliance network, and, subject to regulatory approval, our planned joint business agreement with United and Copa (the “Joint Business Plan”). Through the Joint Business Plan, we, United and Copa, each members of the Star Alliance, plan to integrate our complementary networks and expect to offer a broad portfolio of benefits to our customers. In addition to the United States, the Joint Business Plan is expected to cover certain operations in the following Latin American countries: Argentina, Belize, Bolivia, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guyana, French Guyana, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Surinam, Uruguay and Venezuela.

We believe that the ownership and management changes described above, together with our ongoing implementation of the Avianca 2021 strategic plan, will be key components of our path to success. With our new independent directors and persons with significant airline industry experience, our new board of directors brings to bear an enhanced level of corporate governance, which, along with our new executive leadership, will work to implement our strategic vision of right-sizing our operations and becoming a highly-focused and profitable airline.

The Re-Profiling Plan

The aggregate amount of our existing indebtedness, aircraft lease obligations and trade payables as of March 31, 2019 was U.S.$5,603.7 million, of which U.S.$4,308.9 million was secured. As part of the Re-profiling Plan, we seek to obtain deferrals or other consents or waivers from creditors holding approximately U.S.$2.924 billion in debt, including lease payment obligations, under various indebtedness, aircraft lease and other agreements, including (i) unsecured revolving lines of credit, (ii) letters of credit, (iii) aircraft operating leases, (iv) loans owed in connection with the financing of aircraft, (v) secured loans owed to non-aircraft secured lenders, (vi) unsecured loans owed to non-aircraft unsecured lenders, and (vii) payments owed to aircraft manufacturers and other vendors (collectively, the “Re-profiling Creditors”). The aggregate amount of the deferrals we are currently seeking totals approximately U.S.$270.0 million.

As previously announced on July 22, 2019, we temporarily deferred payments on certain long-term leases and on payment of principal on certain loan obligations without the consent of the applicable lessors or lenders. Since that time, members of our senior management team have embarked on a series of meetings with more than 50 Re-profiling Creditors for the purpose of discussing the Re-profiling Plan and negotiating the terms and conditions of the proposed deferrals. The Re-profiling Creditors have received information regarding our operations and the Avianca 2021 strategic plan and have indicated their willingness to discuss the deferrals we are requesting, subject to the satisfaction of certain conditions. We are also currently negotiating forbearance agreements with the Re-profiling Creditors, which will suspend any current defaults under the underlying agreements and the related immediate exercise of remedies.

We currently contemplate that the Re-profiling Plan will provide for the deferral of payments of up to nine months with respect to the obligations owed to the Re-profiling Creditors (“Re-profiling Obligations”). Such deferred portion of the Re-profiling Obligations we expect would then be repaid to the Re-profiling Creditors, in full, over a period of 36 months, with regular payments on the balance of the Re-profiling Obligations to resume following the initial period of deferral with respect to the Re-profiling Obligations. We can provide no assurance that the Re-profiling Plan will be consummated on the foregoing terms, or at all.

The Stakeholder Investment

As part of the Re-profiling Plan, United and Kingsland have indicated to us that they and possibly one or more financial institutions might be willing, subject to conditions to be determined, to provide us with the Stakeholder Investment, comprising an amount of not less than U.S.$250 million. The Stakeholder Investment may be in the form of an equity offering or convertible debt financing (secured or unsecured), or any combination of the foregoing, and may include additional investors, provided that United and Kingsland provide no less than U.S.$200 million of such investment. The Stakeholder Investment is intended to provide us with working capital to operate our business while we continue to implement and develop our Avianca 2021 strategic plan. One of the conditions to the Stakeholder Investment is expected to be the consummation of the Re-profiling Plan; however, the specific conditions to the Stakeholder Investment have not yet been negotiated.

Our Fleet

Our fleet is currently comprised of 181 total aircraft, of which 116 are owned and financed through various aircraft financing facilities, eight are owned and unencumbered, and 57 are leased through aircraft operating leases. The residual value of our 81 currently owned and financed aircraft (or the stock of the entities that indirectly hold the stock of the entities that are entitled to receive the residual value), after payment in full of our ECA counterparties and other parties entitled to payments under our ECA financing arrangements or other secured parties under non-ECA financing facilities, and security interests in eight owned and unencumbered aircraft will, subject to any required consents, would constitute a portion of the collateral securing the Company’s and its guarantors’ obligations under the Secured Notes and the guarantees thereof (the “Guarantees”). The aircraft collateral has an indicative residual value of U.S.$984.6 million calculated according to multiple desktop valuations using the half-life method (the “Total Indicative Residual Value”).

The table below sets forth the Indicative Residual Value (as defined below) of the aircraft that we currently anticipate will comprise collateral by aircraft type.

Aircraft Type	Indicative Residual Value(1)
Narrowbody Passenger	U.S.$	644.4
Widebody Passenger	U.S.$	220.7
Other(2)	U.S.$	119.5

Total	U.S.$	984.6

(1)

“Indicative Residual Value” equals the aggregated total of the highest valuations of the specific aircraft within each category (from multiple desktop valuations), minus the aggregate amount of outstanding indebtedness under financing arrangements with respect to such aircraft. Desktop valuations, and the corresponding Indicative Residual Values, would be lower if an average or other valuation metric were used. In addition, desktop valuations do not include any physical inspections and are subject to other limitations. Investors should not rely on such valuations, as amounts recovered from such collateral may be substantially less than such valuations.

(2)	Consists of freighter and turbo-prop aircraft.

Aircraft Indicative Residual Value

The Indicative Residual Value of aircraft in the Exchange Offer Memorandum is calculated based on the half-life value of each aircraft type and vintage as published by Ascend by Cirium, Avitas, Inc. and IBA Group Ltd (collectively, the “Desktop Appraisers”) after deducting the outstanding debt. The Indicative Residual Value is calculated using the highest valuation of each aircraft from these multiple desktop valuations, based on current market value (which is the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of each aircraft’s highest and best use). The Indicative Residual Value would be lower if an average or other valuation metric were used. In addition, desktop valuations do not include any physical inspections and are subject to other limitations. The fair market value of any individual aircraft will depend, among other things, on its maintenance history and its physical condition, which would be determined by a physical inspection of such aircraft.

Risks Relating to our Indebtedness and the Re-profiling Plan

We are currently in payment default and other defaults on our existing indebtedness.

We are currently in payment default under substantially all of our outstanding indebtedness and other obligations. We are currently in discussion with many of our lenders in connection with the Re-profiling Plan, including seeking consent to deferral of payment under our existing debt. If our efforts in this regard are unsuccessful, then we may be in payment default under in excess of U.S.$50 million of our existing indebtedness, therefore exceeding the payment cross-default threshold in the Existing Indenture, during the pendency of the Exchange Offer and prior to the receipt of the waiver we seek as part of the proposed amendments to such indenture. The successful consummation of the Solicitation would effectively waive any such cross-default with respect to the Existing Notes by virtue of the amendments to the events of default in the Existing Indenture, and the consummation of the Exchange Offer would effectively waive any such cross-default with respect to the notes to be exchanged pursuant to the

Exchange Offer (the “Exchange Notes”) because, with respect to the Exchange Notes, the new indenture will contain only a cross acceleration event of default and not a cross payment default. In addition, we are in default under substantially all of our outstanding indebtedness and other obligations under change of control provisions, debt, cross-defaults to other debt, cross-defaults to other leases and/or other defaults. We estimate that, as of the date hereof, we are in default under approximately U.S.$2.92 million of obligations under our outstanding indebtedness and other obligations. We expect to reclassify approximately U.S.$2.924 million of our outstanding indebtedness and other obligations from long-term debt to short-term debt in connection with the issuance of our financial results as of, and for the three months ended, June 30, 2019.

While, we have engaged with many of these lenders or other counterparties as part of the commencement of the Re-profiling Plan, we cannot assure you that we will be successful in negotiating with any of these lenders or other counterparties or that any such lenders or counterparties will not accelerate any or all of such indebtedness or other payment obligations or otherwise exercise creditors’ remedies in respect thereof, including, in the case of secured indebtedness, aircraft leases or other obligations, repossessing aircraft or foreclosing on other collateral, and in any case commencing reorganization, bankruptcy or insolvency proceedings.

The amount of our outstanding indebtedness and other obligations under which we are in default may make it less likely that a court would find us to be solvent and/or a going concern, which could increase the reorganization, bankruptcy, insolvency, preference and fraudulent conveyance risks, including those relating to the guarantees and collateral.

We have been informed by certain of our export credit agency (“ECA”) counterparties that an event of default has occurred under their respective facilities due to the initial transfer of common shares of Avianca Holdings from Synergy to BRW on November 9, 2018; however, such ECA counterparties have indicated that they will refrain, at this time, from taking any action in response. We cannot ensure that such ECA counterparties will not take action with respect to the such event of default in the future, or that any subsequent actions, including future enforcement actions by United with respect to the Pledged Shares, will not constitute an event of default under such facilities.

Certain ECA counterparties have also notified us that we are in default under the ECA loan agreements and related lease agreements because of our suspension of payments under certain of our debt instruments and our initiation of negotiations with creditors for the rescheduling or profiling of certain indebtedness, which triggered cross defaults under the relevant ECA loan agreements. Such ECA counterparties have indicated that they will refrain, at this time, from taking any action in response, but have reserved their rights. We cannot ensure that such ECA counterparties will not take action with respect to the such event of defaults in the future.

Our substantial indebtedness will adversely affect our financial condition if we fail to consummate the Re-profiling Plan and, even if the Re-profiling Plan is consummated, we may need additional financing after the Re-profiling Plan.

The aggregate amount of our existing debt, aircraft lease obligations and trade payables as of March 31, 2019 was U.S.$5,603.7 million, of which U.S.$4,185 million was secured. We have significant principal and interest payments under our indebtedness that are likely to come due in the near- to medium-term, including the payment of principal under the Existing Notes. Unless the Re-profiling Plan occurs, we will be required to make payments on such debt and may not be able to make such payments. If we are not able to consummate the Re-profiling Plan or obtain additional financing on a timely basis, we may be forced to seek bankruptcy protection or liquidate.

The goal of the Re-profiling Plan, if consummated, and the funding of the Stakeholder Investment, if funded, is to allow us to service our debt going forward and that to have sufficient cash from operations to cover our funding needs. However, if actual results differ substantially from our current expectations, we may need additional funding. We may raise future funds by issuing and selling debt or equity securities, or both, and by obtaining loans or other credit lines from banks or other institutions. We may not be able to raise sufficient funds on favorable terms, or at all. If we fail to obtain any necessary financing on a timely basis, then our business would be materially adversely impacted and we could default on commitments to our suppliers, creditors or others, and may have to seek bankruptcy protection.

The Re-profiling Plan and/or the Stakeholder Investment may not be consummated or may be consummated on terms and conditions that would not be satisfactory to you.

The Re-profiling Plan and/or the Stakeholder Investment may not be consummated, which would be likely to have a material adverse effect on our business, financial condition, results of operations and solvency.

The amount of indebtedness and other liabilities that may be restructured through the Re-profiling Plan and the terms thereof, including maturities, prepayments, amortization and other terms and conditions, need be only in form and substance satisfactory to the Stakeholder Investment lenders before they determine, in their sole discretion, that such condition to the funding of the Stakeholder Investment has been satisfied, and the Re-profiling Plan and the terms thereof may not be in form and substance satisfactory to you.

In addition, the terms and conditions of the Stakeholder Investment are not specified, except that it must be convertible debt or equity, and may include secured, priority or other debt that could be structurally or effectively senior to other existing debt.

An alternative to the Re-profiling Plan and/or the Stakeholder Investment may not be available to us and, if available and consummated, may be less financially attractive to holders of Existing Notes than the Re-profiling Plan.

We believe that the consummation of the Re-profiling Plan and the Stakeholder Investment is critical to our continued viability as a going concern. If the Re-profiling Plan and/or the Stakeholder Investment is not consummated, we may be forced to consider an alternative restructuring of our capitalization and our obligations to our creditors and stakeholders. An alternative restructuring arrangement or plan may not be available, or if available, may not result in a successful reorganization or may not be on terms as favorable to our creditors and stakeholders, as the currently contemplated terms of the Re-profiling Plan and the Stakeholder Investment.

Our business may not succeed even if the Re-profiling Plan is successful and the Stakeholder Investment is consummated.

Even if the Re-profiling Plan and the Stakeholder Investment are successfully consummated, our ability to be profitable or avoid a reorganization under bankruptcy protection will depend upon several factors, including, but not limited to, the cost of fuel, aircraft leases, insurance and aircraft components and accessories, market disruptions, banking, labor and pension fund regulations, our ability to control and reduce our costs in the face of competitive pressures, and the risks associated with foreign operations, such as currency exchange rate fluctuations, increases in foreign tax rates or the imposition of tariffs, exchange controls or other restrictions, general economic and political conditions, and required compliance with a variety of foreign laws and regulations. Our ability to be profitable or avoid a reorganization under bankruptcy protection will also depend on the successful implementation of our strategic plan to increase our operational efficiency and operating margins, to seek to grow by focusing on our core business and expanding our service to new markets, mainly via strategic alliances, including the United Copa Transaction. If we are unable to successfully implement such strategic plans, or if demand for our services does not continue as expected, or we are unable to control the costs described above, we may not be able to generate enough revenue to remain profitable, generate positive cash flow or avoid a reorganization under bankruptcy protection or liquidation.

Risks Relating to our Business

BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.

On November 9, 2018, under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust, as collateral agent for the benefit of United, the Pledged Shares (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan Agreement. In addition, on November 9, 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, on May 24, 2019, commenced the exercise of remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as an independent third party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the Pledged Shares. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the Pledged Shares), Kingsland assumed voting control over Avianca Holdings. Subsequently, on May 24, 2019, certain members of our board of directors, including José Efromovich and Germán Efromovich, were replaced by our current directors.

While economic ownership of the Pledged Shares has not been transferred, future enforcement actions may include Kingsland and/or United taking steps to enforce the share pledge and ultimately foreclose on the Pledged Shares, resulting in a sale of Avianca Holdings to a third party, including United and/or Kingsland, which in turn could constitute an event of default under several of our financing agreements, including material bilateral and multi-lender credit facilities, the Existing Notes and all of our ECA-supported financings covering a substantial portion of our aircraft fleet, unless a waiver is obtained from the relevant creditors. While we have secured waivers of such change of control events of default relating to certain possible purchasers of our equity from certain of our creditors, there are a number of different definitions of change of control in our financing agreements, and any future determination of whether a change in control has occurred may be a complex assessment and may not be without doubt. In addition, if United forecloses on the Pledged Shares and Avianca Holdings is sold, this may, in certain circumstances, result in the right of Advent International (“Advent”) (a 30% minority investor in LifeMiles) to require Avianca Holdings to purchase Advent’s interest in LifeMiles at a price to be determined pursuant to LifeMiles’ shareholders agreement, and any such obligation would be material.

Furthermore, the terms of the Existing Indenture contain a change of control repurchase provision which provides that, if there is a ratings downgrade in the Existing Notes by each rating agency that rates the Existing Notes, and each such downgrade results from a change of control, we will be required to offer to all holders of Existing Notes the right to sell such Existing Notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

The aggregate principal amount of our indebtedness that contains change of control events of default, change of control repurchase provisions or cross-default provisions which could be triggered in the circumstances described above is U.S.$1,566.1 million, of which U.S.$1,006.3 million is secured indebtedness.

If we are required by our lenders and holders of the Existing Notes to repay all or some of the financings referred to above, or if Advent is able to exercise its put option under the LifeMiles shareholders agreement, there can be no assurance that we will have sufficient funds to comply with our payment obligations. In addition, there can be no assurance that we will be able to modify or amend the terms of our debt, or obtain appropriate waivers in order prevent some or all of such debt becoming immediately due and payable. If we are not able to repay our borrowings as they become due (including any early acceleration of our financings), our inability to repay our debt may result in our creditors seeking to enforce the collateral granted in respect of our secured indebtedness, which constituted approximately 83% of our total indebtedness as of March 31, 2019. In addition, our lenders would have the right to institute insolvency proceedings or foreclose on certain of our assets and we may file for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) or other bankruptcy laws in applicable jurisdictions (including, without limitation Colombia or Panama) or otherwise seek to commence a restructuring of our outstanding indebtedness.

We have commenced the process of obtaining payment deferrals and suspensions of defaults from our Re-profiling Creditors. However, there can be no assurance that we will be able to obtain all such deferrals and suspensions in a timely manner or at all. Furthermore, such deferrals and suspensions would not address the Advent put option arrangements.

Furthermore, any breach of the obligations of Kingsland that are owed to United and secured by the common shares that Kingsland owns may also entitle United to take enforcement action in respect of the such shares. We cannot assure you that, as a consequence of these arrangements, our current controlling shareholders will keep their majority stake and/or exclusive voting control in Avianca Holdings. Finally, we cannot assure you that BRW Holding will not regain their voting control of the common shares of BRW.

In addition, any change in our or our subsidiaries’ control structure may jeopardize our designated carrier status that permits us to operate in certain countries. Any such non-compliance could cause our permits and authorizations to be adversely affected to the extent of such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

Any change in our control structure may cause corresponding changes in relation to management and control decisions and could alter our shareholders’ objectives in a manner that is not favorable to holders of our indebtedness.

If BRW Holding (and, indirectly, Synergy) prevails in its claim against Kingsland and United, and/or repays the amounts due under the United Loan Agreement, it could regain ownership of our common shares.

Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, on May 24, 2019, commenced the exercise of remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as BRW’s manager and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the Pledged Shares. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the Pledged Shares), Kingsland assumed voting control over Avianca Holdings.

Additionally, on May 28, 2019, Kingsland filed a complaint against BRW and BRW Holding seeking, among other things, to foreclose on the collateral under the United Loan Agreement, which in turn could constitute an event of default under several of our financing agreements. On July 29, 2019, BRW and BRW Holding filed an answer to such complaint together with a counterclaim seeking, among other things, to dismiss Kingsland’s petitions and to recover its voting rights in Avianca Holdings, including the right to direct the voting of the Pledged Shares. Neither we nor our subsidiaries are a party to this claim.

The outcome of the claim between Kingsland and BRW and BRW Holding is, as of the date of this Exchange Offer Memorandum, uncertain. If BRW and BRW Holding were to prevail in their requests, BRW Holding (and, indirectly, Synergy) could regain ownership of our common shares, including the right to direct the manner in which BRW votes the Pledged Shares. Likewise, BRW Holding could, at any time, repay the amounts due under the United Loan Agreement and recover the ownership of our common shares and its voting rights.

If BRW Holding (and, indirectly, Synergy) recovers its rights to our common shares, it would become our controlling shareholder, with effective voting power. This voting power would give it the power to control certain actions that require shareholder approval under our articles of association, including approval of mergers and other business combinations and changes to our articles of association. This voting control could cause transactions to occur that might not be beneficial to other stockholders or creditors of the Company and could prevent transactions that would be beneficial to you. In addition, BRW Holding would not be precluded from causing our direct parent company, Synergy, from selling the controlling interest in us to a third party. Finally, this circumstance could trigger a change of control that could ultimately constitute a default under certain of our current financing facilities which could, among other things, materially and adversely affect our business, financial condition and results of operations.

We are undertaking an internal investigation to determine whether we may have violated the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws and, if we are found to be in violation of such laws, we could be subject to criminal and civil remedies, including sanctions and monetary penalties, which could, among other things, harm our reputation and materially and adversely affect our business, financial condition and results of operations and ability to service the Secured Notes.

Through our internal processes, in 2017 we discovered a business practice whereby company employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on our current understanding we believe to have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. We commenced an internal investigation and retained outside counsel and a forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U.S. and non-U.S. anti-corruption laws and received preliminary recommendations from counsel. In 2018, we implemented certain revisions to our policies designed to prevent such practice from occurring in the future, including limiting the number of persons at the Company who are authorized to issue free and discounted airline tickets and upgrades, and requiring additional internal approvals. We are continuing to investigate, supervised by our Audit Committee, and review if further controls or procedures should be implemented and are in the process of engaging outside counsel and a forensic investigatory firm to conduct such further investigation. Based on our investigations to date, we have implemented additional controls that restrict the issuance of free or discounted tickets and upgrades, particularly by senior management and members of our board of directors, and we will maintain such restrictions in place until such time as outside counsel advises that our controls are effective to comply with applicable law in each relevant jurisdiction. On August 13, 2019, we voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and we are cooperating with both agencies. We will also disclose this investigation to the Colombian Financial Superintendence. Our internal investigation is not complete and we cannot predict the outcome of this internal investigation or what potential actions may be taken by the

U.S. Department of Justice, the SEC or local regulators or officials. If it is found that the business practice violated the FCPA or other similar laws applicable to us, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could, among other things, harm our reputation and materially and adversely affect our business, financial condition and results of operations, including, without limitation, our ability to service the Secured Notes.

Our audited financial statements as of, and for the year ended, December 31, 2018 contain, and our interim financial statements as of, and for the three months ended, March 31, 2019 have been prepared assuming, a going concern qualification, raising questions as to our continued existence.

Our audited consolidated financial statements as of, and for the year ended, December 31, 2018 and our interim financial statements as of, and for the three months ended, March 31, 2019 have been prepared assuming that we will continue as a going concern. As discussed in notes 2(f) and 36 to our audited consolidated financial statements for the year ended December 31, 2018, in November 2018, under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan Agreement. We understand from discussions with BRW that BRW is currently in breach of a collateral coverage ratio under the United Loan Agreement, and such breach constitutes an event of the default under the United Loan Agreement. The existence of one or more events of default under the United Loan Agreement entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party, and United has taken the actions described above. Any such action could cause a change of control under several of our financing agreements, including material bilateral and multi-lender credit facilities and substantially all of our ECA financings covering our aircraft.

If we are required by our lenders and noteholders to repay all or some of our financings, or if Advent is able to exercise its put option under the LifeMiles shareholders agreement as a result of a change of control, there can be no assurance that we will have sufficient funds to comply with our payment obligations. As stated in the going concern qualification in the audit report to our consolidated financial statements, these circumstances raise a substantial doubt as to our ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The inclusion of a going concern qualification in the audit report to our consolidated financial statements may adversely impact our ability obtain financing or refinance our existing indebtedness. Any inability to continue as a going concern may result in our shareholders losing their entire investment.

Our interim consolidated financial statements as of, and for the three months ended, March 31, 2019 contains emphasis of matter language regarding going concern due to the classification of our long-term indebtedness. We expect to reclassify substantially all of our indebtedness to short-term in our financial statement as of June 30, 2019.

At the end of April 2019, we were notified by certain ECA counterparties of the breach of certain obligations that would constitute an event of default under our financing arrangements with them. Our interim financial statements as of, and for the three months ended, March 31, 2019 characterized our indebtedness under such agreements as long-term debt; however, if an event of default had occurred during the first quarter of 2019, such indebtedness would be required to be reclassified as short-term debt and the interim consolidated financial statements as of, and for the three months ended, March 31, 2019 would require restatement. Our auditors have issued a limited review report, incorporated by reference to this Exchange Offer Memorandum, with a qualified conclusion due to the uncertainty that exists as to whether the breach in covenants existed at March 31, 2019. We expect to reclassify approximately U.S.$2,924 million of our outstanding indebtedness and other obligations from long-term debt to short-term debt in connection with the issuance of our financial results as of, and for the three months ended, June 30, 2019.

The review report dated May 15, 2019 on the interim consolidated financial statements as of, and for the three months ended, March 31, 2019 includes (i) a qualified opinion which states that certain financial agreements had been breached, but the date from which the aforementioned non-compliance was generated could not be determined, and as a result, Avianca Holdings was not able to determine if it is required to reclassify to short-term the amounts presented in the interim financial information to long-term financial obligations for U.S.$743 million as of March 31, 2019, and (ii) an explanatory paragraph which states that certain circumstances raise substantial doubt about its ability to continue as a going concern, and the unaudited interim financial information do not include any adjustments that might results of the outcome of that uncertainty.

Risks Relating to the Exchange Offer, Secured Notes and Guarantees

The waiver of any cross-defaults under the Existing Indenture that could result in the future from the deferral of payments to our other creditors in connection with the Re-profiling Plan will become operative at such time until the expiration, termination or withdrawal of the Exchange Offer.

If the Company, timely receives the Solicitation consent of the eligible holders of at least 50.1% in aggregate principal amount of the outstanding Existing Notes, waiver of any cross-defaults under the Existing Indenture that could result in the future from the deferral of payments to our other creditors in connection with the Re-profiling Plan will become operative at such time until the expiration, termination or withdrawal of the Exchange Offer. Therefore, upon effectiveness of the waiver, holders will waive any cross-payment default under the Existing Indenture resulting from the deferral of payments to our other creditors in connection with the Re-profiling Plan and will not be able to exercise any remedies with respect thereto.

The Secured Notes will mature after a substantial portion of our other indebtedness and we may not be able to borrow or otherwise raise the amounts necessary to repay or refinance such amounts.

The Secured Notes into which the Exchange Notes are mandatorily exchangeable will mature on May 10, 2023. Substantially all of our existing indebtedness will mature prior to May 10, 2023. Therefore, we will be required to repay substantially all of our other creditors before we are required to repay a portion of the interest due on, and the principal of, the Secured Notes. If we are unable to access the capital markets or our ability to borrow money is restricted or more expensive at a time when we would like, or need, to raise capital due to poor general economic, business or industry conditions, we may not have sufficient cash to repay all amounts owing on the Secured Notes at maturity. There can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay or refinance such amounts.

The Secured Notes and the new indenture will not restrict the Company, nor its subsidiaries, from incurring additional indebtedness, liens and liabilities and the new indenture contains limited restrictive covenants, events of default and other protections for holders of the Secured Notes.

Neither Avianca Holdings nor any of Avianca Holdings’ subsidiaries will be restricted from incurring additional debt, liens or liabilities, including additional secured and unsubordinated debt, under the Secured Notes or the new indenture. If Avianca Holdings or any of its subsidiaries incurs additional debt or liabilities, Avianca Holdings’ ability to pay interest, principal and other amounts due with respect to the Secured Notes could be adversely affected. The incurrence by Avianca Holdings or its subsidiaries of additional debt, liens or liabilities may reduce the amount recoverable by holders of the Secured Notes upon any bankruptcy or insolvency and would increase the likelihood that Avianca Holdings may be unable to pay interest, principal or other amounts due with respect to the Secured Notes. Avianca Holdings expects that it or its subsidiaries will, from time to time, incur additional debt, liens and other liabilities, which may include secured (including indebtedness secured by the LifeMiles brand and other assets which do not constitute collateral securing the Secured Notes (the “Collateral”)) or structurally senior debt. Any additional unsubordinated debtholders will be entitled in right of payment to share ratably with the holders of the Secured Notes in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us and, to the extent secured on a pari passu basis by the Collateral, would be entitled to share ratably with the holders of the Secured Notes in proceeds from Collateral. As a result, rights to realize or foreclose on the Collateral would be diluted by any increase in the indebtedness secured on a superior or pari passu basis by the Collateral securing the Secured Notes. In addition, all of the indebtedness and other obligations that we or our subsidiaries incur that is secured by assets other than the Collateral will be effectively senior to the Secured Notes to the extent of the value of such assets. This may have the effect of reducing the amount of proceeds paid to you in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us.

We and our subsidiaries may make dividends or distributions to, or investments in, entities which are not obligors under the Secured Notes. Such activities could materially and adversely affect our ability to pay our obligations under the Secured Notes and reduce the assets available to holders of the Secured Notes in the case of a default in respect of our obligations under the Secured Notes.

The new indenture will restrict our ability to enter into transactions with affiliates unless the terms of such transaction are substantially as favorable to us as those that could be obtained at the time of such transaction in arm’s length dealings with a person who is not an affiliate. This restriction only applies with respect to transactions with affiliates involving consideration in excess of U.S.$5.0 million.

With respect to the Exchange Notes, the Events of Default in the new indenture will contain only a cross-acceleration to other material indebtedness and will not contain a cross payment default.